UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41848

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Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

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Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd
By:	/s/ Soon Huat Lim
	Name:	Soon Huat Lim
	Title:	Chairman and Chief Executive Officer

Date: June 30, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of the Extraordinary General Meeting and Proxy Statement for the Extraordinary General Meeting
Exhibit 99.2	Proxy Card for the Extraordinary General Meeting
Exhibit 99.3	Third Amended and Restated Memorandum and Articles of Association
Exhibit 99.4	Share Subscription Agreement

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